UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-33632	Commission file number 000-56727

Brookfield Infrastructure Partners L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT LIST

Exhibit	Title

99.1	Press Release dated August 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Infrastructure Partners L.P.
by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: August 20, 2026	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: August 20, 2026	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: General Counsel and Corporate Secretary